FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                               HSBC HOLDINGS PLC
                        2006 FINAL RESULTS - HIGHLIGHTS

- Total operating income up 14 per cent to US$70,070 million (US$61,704 million in 2005).

For the year:

- Net operating income up 10 per cent to US$54,793 million (US$49,836 million in 2005).

- Group pre-tax profit up 5 per cent to US$22,086 million (US$20,966 million in 2005).

- Profit attributable to shareholders of the parent company up 5 per cent to US$15,789 million (US$15,081 million in 2005).

- Return on average invested capital of 14.9 per cent (15.9 per cent in 2005).

- Earnings per share up 3 per cent to US$1.40 (US$1.36 in 2005).

Dividend and capital position:

- Fourth interim dividend for 2006 of US$0.36 per ordinary share, an increase of 16.1 per cent; total dividends declared in respect of 2006 of US$0.81 per share, an increase of 11.0 per cent over 2005.

- Tier 1 capital ratio of 9.4 per cent and total capital ratio of 13.5 per cent.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$22,086 MILLION

HSBC made a profit before tax of US$22,086 million, an increase of US$1,120 million, or 5 per cent, over 2005.

Net interest income of US$34,486 million was US$3,152 million, or 10 per cent, higher than 2005.

Net operating income before loan impairment charges and other credit risk provisions of US$65,366 million was US$7,729 million, or 13 per cent, higher than 2005.

Operating expenses of US$33,553 million rose US$4,039 million, or 14 per cent, compared with 2005. On an underlying basis and expressed in terms of constant currency, operating expenses increased by 11 per cent.

HSBC's cost efficiency ratio was 51.3 per cent compared with 51.2 per cent in 2005.

Loan impairment charges and other credit risk provisions were US$10,573 million in 2006, US$2,772 million higher than 2005.

The tier 1 capital and total capital ratios for the Group remained strong at 9.4 per cent and 13.5 per cent, respectively, at 31 December 2006.

The Group's total assets at 31 December 2006 were US$1,861 billion, an increase of US$359 billion, or 24 per cent, since 31 December 2005.

Financial statements for the year ended 31 December 2006 are prepared in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the EU. Comparative figures for 2005 are also prepared under IFRSs.

Geographical distribution of results
                                                   Year ended              Year ended
Figures in US$m                                       31Dec06                 31Dec05
Profit before tax
                                                            %                       %
Europe                                      6,974        31.5       6,356        30.3
Hong Kong                                   5,182        23.5       4,517        21.5
Rest of Asia-Pacific                        3,527        16.0       2,574        12.3
North America^                              4,668        21.1       5,915        28.2
Latin America^                              1,735         7.9       1,604         7.7
                                           22,086       100.0      20,966       100.0

Tax expense                                (5,215)                 (5,093)

Profit for the year                        16,871                  15,873

Profit attributable to shareholders
  of the parent company                    15,789                  15,081
Profit attributable to minority
  interests                                 1,082                     792

^ In 2006, Mexico and Panama were reclassified from the North America segment to Latin America. Comparative information has been restated accordingly. See note 1 on page 17.

Distribution of results by customer group
                                                   Year ended              Year ended
Figures in US$m                                       31Dec06                 31Dec05
Profit before tax
                                                            %                       %
Personal Financial Services                 9,457        42.8       9,904        47.2
Commercial Banking                          5,997        27.2       4,961        23.7
Corporate, Investment Banking
  and Markets                               5,806        26.3       5,163        24.6
Private Banking                             1,214         5.5         912         4.4
Other                                        (388)       (1.8)         26         0.1
                                           22,086       100.0      20,966       100.0

Comment by Stephen Green, Group Chairman

It is a testament to HSBC's strength and diversity that we grew pre-tax profits in 2006 to US$22 billion, despite a major setback in part of our mortgage business in the United States. For the third year running, return on average shareholders' equity exceeded 15 per cent, revenue growth was in double digits and we maintained an essentially flat cost-efficiency ratio. In 2006, pre-tax profits from Asia, the Middle East, Latin America and other emerging markets approached 50 per cent of the Group's total.

There were a number of outstanding achievements, for example, exceeding US$1 billion pre-tax profits for the first time in both Mexico and the Middle East, and in each of our Private Banking and Commercial Banking businesses in Asia outside Hong Kong. We added around an extra US$1 billion of pre-tax profits in Asia outside Hong Kong and another US$1 billion in our Commercial Banking businesses worldwide. In Hong Kong, net fee income from personal customers grew over 30 per cent to approach US$1 billion for the first time.

However, our pre-tax profits fell by US$725 million in our personal businesses in the United States. This was caused by one portfolio of purchased sub-prime mortgages in our US Consumer Finance subsidiary, Mortgage Services, which evidenced much higher delinquency than had been built into the pricing of these products. We are restructuring this business to avoid any repetition of the risk concentration that built up over the past two years. As part of this exercise we have effected broad changes in management and strengthened risk controls and processes.

Despite the issues in our US mortgage business, Group profit attributable to shareholders grew by 5 per cent to US$15,789 million. We met our objective of funding organic expansion through productivity improvements. To achieve this in a year of continuing investment in developing our distribution platforms and product capabilities is a tribute to the focus which HSBC's 312,000 staff around the world have placed on serving our customers.

Earnings continued to be well diversified both geographically and by customer group. Regionally, Asia, including Hong Kong, had record results as did our newly designated Latin American Region, which combines Mexico and Central America with our South American businesses. Within our customer groups, Commercial Banking again delivered a record performance, as did Private Banking and Corporate, Investment Banking and Markets, which made strong progress in the areas in which we have been investing in recent years. Personal Financial Services profits declined as growth in Asia and Latin America was masked by the problems in the US Mortgage Services business.

The Board has declared a fourth interim dividend of US$0.36 per share, taking the total dividend in respect of 2006 to US$0.81 per share, an increase of 11 per cent over the comparable payout last year. In sterling terms, dividend growth is 5 per cent. The fourth interim dividend is payable on 10 May 2007 to shareholders on the register on 23 March 2007 with a scrip dividend alternative available for shareholders who prefer this option.

Global economic trends and their impact on HSBC

Globalisation is determining how we think about positioning HSBC to take advantage of the changing pattern of economic flows. Historical patterns based on national boundaries are becoming less relevant. In aggregate, our operations within countries designated as emerging markets grew by 19 per cent in 2006, the third year running of high double-digit growth. However, this understates the importance of emerging markets to HSBC, as their influence is also significant to the results of our operations in developed economies. This reflects the growth in export flows to meet the infrastructure development needs of emerging markets and the reorganisation of global supply chains to optimise international resourcing. HSBC is strongly positioned to benefit from these trends. HSBC seeks to differentiate itself by taking developed market opportunities to emerging market customers and bringing emerging market products to developed investment markets. For example:

In Commercial Banking, we launched a new customer referral system, which led to international referrals with an aggregate facility value of US$3 billion, involving over 50 sites and 4,000 relationship managers.

Within Group Investment Businesses, the Group's India, China and BRIC (Brazil, Russia, India, China) funds were major contributors to a record performance in the year as we leveraged our reputation for emerging market expertise to become a major distributor as well as manager of such funds. Performance fees reached record levels.

In the UK, the Passport bank account provides individuals newly arrived in the UK with discounted remittance services back home together with guidance on establishing themselves in the UK.

Corporate, Investment Banking and Markets' strategy to be a leading wholesale bank by focusing on financing and emerging markets was recognised by industry awards including European Loan House of the Year, China Loan House of the Year and Asian Domestic Currency Bond House of the Year by International Financing Review. Our Global Markets business was named Best at Treasury and Risk Management in Asia by Euromoney for the ninth consecutive year.

Leveraging our global services

HSBC continued to deepen its relevance to its customer base by offering coordinated services on a worldwide scale. As the globalisation of business increasingly becomes the norm, international capabilities become more and more critical to an ever wider range of customers. We responded to this trend by developing our business in a number of ways.

Benefiting from growing international trade, the Group's payments and cash management business had a record year, particularly in Asia, as increasing numbers of commercial customers expanded internationally.

As emerging market stock exchanges outperformed, the Group's custody businesses benefited from the higher volumes and value flowing into emerging market equities. HSBC retained its position as the leading sub-custodian in Asia and the Middle East, being ranked first in 19 of the 28 markets it serves. Growth in both assets under custody and assets under administration exceeded 25 per cent, as interest in emerging market equities increased and the alternative fund management sector expanded.

The customer base of International Premier, the Group's personal banking service targeted at affluent customers with financial needs in more than one country, grew by 35 per cent to reach 1.8 million. We see great opportunities to develop this service further.

Cross-border distribution was a noteworthy feature of many HSBC-led debt capital market and equity capital market transactions. Highlights included: America Movil's 8 billion Mexican peso bond; Khazanah Nasional of Malaysia's US$750 million Islamic exchangeable 'Sukuk'; Emaar Economic City's US$680 million IPO in Saudi Arabia; and Shui On Land's US$876 million IPO in Hong Kong.

Transferring best practice

HSBC seeks to transfer best practice and product innovation internationally. Through such linkages, HSBC is able to achieve both cost efficiency and speed to market, giving us competitive advantages over purely domestic or regional peers. In 2006, we launched a number of successful initiatives.

Using Group technology and marketing expertise, we expanded the Group's card base in Asia by some 1.9 million to 11.9 million. In addition, Bank of Communications' cards business in mainland China, with which we cooperate reached over 2 million cards in issue at the end of the year from its launch in May 2005.

Also in mainland China, we cooperated with Bank of Communications in launching point of sale finance in partnership with Wal-Mart and SuNing, one of China's largest consumer electronics chain. In Argentina, our relationship with C&A added 100,000 cards, while in Australia we entered the retail storecard market and now offer point of sale finance in over 1,000 locations through over 100 merchants.

We took the successful direct retail deposit service introduced in the US at the end of 2005 and used the experience to launch in Taiwan in September 2006. In the first 15 weeks, over 24,000 customers had signed up for the service and US$182 million had been raised in deposits. In the US, by the end of 2006, the direct deposit product had raised some US$7 billion of funding for our businesses there.

Building on our experience of Takaful (Islamic insurance) in Singapore and United Arab Emirates, we were among the first to be awarded licences to conduct Takaful business in both Malaysia and Saudi Arabia during 2006.

Creating advantage from scale, technology and process engineering

We continue to make progress in streamlining our operations by focusing on straight through processing and simplifying our products.

During 2006, among other things, we introduced 2,300 advanced self-service terminals, added 13 countries to HSBCnet, which is our strategic internet platform for corporate and institutional clients and made over 900,000 online insurance sales.

HSBC in Mexico was the first bank to offer pre-approved online mortgages in 2006, allowing customers to apply and obtain details about amounts, duration and monthly payments within minutes.

In Hong Kong in the past four years, processing has been moved from the branches in favour of sales-related activities, with the result that less than 5 per cent of transactions are now being handled physically in the branches.

In the UK retail network, product simplification has reduced the range of products by two-thirds over the last two years which, together with branch relocation and refurbishment and adopting retail store hours, is having a positive impact on sales volumes.

Credit environment

The global credit environment, particularly in the corporate and commercial segments, remained generally favourable throughout 2006. In part, this continued to reflect a general abundance of liquidity and the prevalence of historically low nominal interest rates. A significant proportion of the trade surpluses of the major Asian exporting countries and the oil producers continued to be recycled into government debt in developed markets.

Consequently, risk premia remained at record low levels. This encouraged increasing interest in structured products and the acceptance of greater leverage as fixed income investors sought higher yielding assets. The risks arising from this activity were widely distributed using a range of market techniques.

The major credit issue affecting the Group in 2006 arose in the US in the sub-prime mortgage market. A slowdown in the rate of growth in US house prices accelerated delinquency trends in the US sub-prime mortgage market. Deterioration was marked in the more recent loans, as the absence of equity appreciation reduced customers' options for refinancing. Reduced refinancing options also highlighted the fact that, as adjustable rate mortgages reset over the next few years at higher interest rates than their original rates, the effect of the greater contractual payment obligations will lead to further delinquency.

We took these factors into account in determining the appropriate level of impairment allowances at 31 December 2006 against the Mortgage Services loan book. We factored into our allowances the most recent trends in delinquency and loss severity and estimated the effect of the higher payments due on adjustable rate mortgages as they reset, in particular where we hold a second lien mortgage behind an adjusting first mortgage. Going forward, the level of future impairment allowances will be sensitive to economic conditions and, in particular, to the state of the housing market, the level of interest rates and the availability of financing options for sub-prime borrowers.

Elsewhere in consumer finance in the US, the delinquency rate rose during the year, in large part due to the unusually low levels of delinquency at the end of 2005. This resulted from the effect of changes in bankruptcy law in the fourth quarter of 2005, portfolio ageing and the mix of the Metris portfolio acquired at the end of that year.

In UK Personal Financial Services, loan impairment charges as a percentage of lending remained broadly in line with last year, as actions taken on underwriting and collections mitigated the increasing trend of indebted customers to seek recourse in debt management services. Similarly, in Taiwan, measures taken to deal with the effect of mandatory regulatory relief from credit card debt, which increased impairment charges in the first half of 2006, reduced the charge in the second half of the year.

In the context of HSBC's financial strength and operating profitability, the areas of current weakness are well covered and they will not restrict our ability to develop our business opportunities as planned, or maintain our progressive dividend policy. They have, however, brought additional focus on the uncertain longevity of today's generally benign conditions and on the credit risks inherent in economies where asset prices are accelerating ahead of real wage rises and cash flows are being leveraged using financial products designed to support higher levels of debt. We will ensure that our credit appetite reflects these risks.

Group Strategy

As noted above, in 2006, pre-tax profits from Asia, the Middle East, Latin America and other emerging markets approached 50 per cent of the Group's total. We intend the contribution from these markets to trend upwards over the next five years. These economies are growing faster than developed markets and, therefore, we will concentrate investment primarily in these markets in the form of both organic development and acquisition.

During 2006, we brought together our businesses in Latin America into a single management framework to provide clarity and consistency of direction for this important region. Hong Kong and mainland China are already managed on a combined basis, reflecting the fact that this is increasingly a seamless business.

In mature markets, we will focus particularly on serving customers with international financial needs and connectivity, including the diaspora from emerging markets. In an increasingly competitive world, we will enforce tight cost control and will re-engineer or dispose of businesses that dilute our return on capital or do not fit with our core strategy. Insurance and retirement services will be a growing part of our business.

To deliver our strategy, we have articulated seven 'global pillars' - the actions we will take to build a financial services company based on the concept of recommendation, both as a place to work and a place to do business. Michael Geoghegan, Group CEO and the senior management team are leading this.

We will remain a broad-based universal bank, with four strategic businesses:

   - Personal Financial Services, within which consumer finance will remain a core competence;

   - Corporate, Investment Banking and Markets, which will be a leading wholesale bank by focusing on financial and emerging markets;

   - Commercial Banking, for which our international service capabilities and connectivity provide a unique competitive platform; and

   - Private Banking, with its broad international network and connectivity with the rest of the Group's businesses.

These businesses will be increasingly interconnected. In particular, as derivatives markets expand in product breadth and liquidity and as more risk is securitised globally, our Global Markets business will take a central role in the efficient management of HSBC's capital, risk and related profitability.

Investments in franchise development

In November 2006, we completed the acquisition of Grupo Banistmo S.A., the leading Central American banking group, adding operations in Panama, Colombia, Costa Rica, El Salvador, Honduras and Nicaragua to our existing operations in Mexico, Brazil, Argentina, Uruguay, Chile and Paraguay. HSBC is now one of the leading foreign banks in Latin America. Apart from Banistmo, 2006 was a year of only modest acquisition activity. Very few of the opportunities we examined met our hurdle rates.

Subsequent to the end of the year, we announced our intention to acquire, when regulations permit, a further 10 per cent stake in Techcombank, the third largest joint-stock bank in Vietnam, taking our ownership interest to 20 per cent as rules are relaxed to make higher levels of foreign ownership possible.

Organic investment

In 2006 in China, where we are the largest international bank, we opened 13 new offices, taking HSBC's total to 45. We made significant progress in developing our personal and commercial distribution platforms throughout Asia, the Middle East and Latin America. We added 25 consumer finance offices in India and 28 in Indonesia. We established a further 38 branches in Turkey and three in Malaysia. In Mexico our continuing development of our business added 2,000 new jobs, bringing the total of new jobs created since we acquired Bital to 8,000. We have also continued to invest in and improve our physical infrastructure in Mexico, with 372 ATMs added in 2006, bringing the total number to over 5,400.

The beginning of 2007 has been marked by our application to incorporate our operations in mainland China after 141 years of unbroken presence in the country. Today, HSBC offers renminbi deposit services in nine cities: Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen. The provision of diversified and international banking services to mainland Chinese citizens constitutes one of the most significant growth opportunities for HSBC in the near and long-term and we will support this opportunity with capital and technology resources as required.

Increasingly important to our ongoing success is our brand. Starting in 2007 we will progressively invest more to support and enhance the customer experience that drives the brand's strength.

Outlook

Although growth expectations in the US are moderating, the economic outlook elsewhere remains encouraging as globalisation expands market access and emerging markets grow stronger, forcing competitive restructuring. The financial markets are playing a major part in this realignment by financing the infrastructure needed to deliver the necessary energy and material resources from producer to consumer nations, and by facilitating trade flows. Additionally, financial markets are providing more sophisticated tools to help personal customers plan their long-term financial affairs, corporates to hedge their business risks and investors to manage their portfolio risks. The demand for financial services, therefore, remains strong, particularly for internationally linked services. This plays to HSBC's huge competitive strengths.

The most significant risks to continuing growth currently relate to political and macro events which are outside our control. Recognising that the effect of such risks materialising could be immediate and potentially severe, we remain strongly capitalised and liquid.

Our focus as we enter 2007 is resolutely on continuing to play to our strengths of linking emerging and developed markets and building comparative advantage by utilising our scale and our local and international reach. We continue to see opportunities to deploy capital profitably to the long-term advantage of shareholders and are committed to so doing.


Financial Overview


      2005             Year ended 31Dec                                   2006
      US$m                                                   US$m         GBPm         HK$m


              For the year
    20,966    Profit before tax                            22,086      11,993      171,586

              Profit attributable to shareholders of
    15,081      the parent company                         15,789       8,573      122,665
     7,750    Dividends                                     8,769       4,762       68,126
              At year-end
    92,432    Total shareholders' equity                  108,352      55,151      842,545
   105,449    Capital resources                           127,074      64,681      988,127
   809,146    Customer accounts and deposits by banks     996,528     507,233    7,749,002
 1,501,970    Total assets                              1,860,758     947,126   14,469,254
   827,164    Risk-weighted assets                        938,678     477,787    7,299,160

       US$    Per share                                       US$        GBP          HK$
      1.36    Basic earnings                                 1.40        0.76        10.88
      1.35    Diluted earnings                               1.39        0.75        10.80
      0.69    Dividends^                                     0.76        0.41         5.90
      8.03    Net asset value                                9.24        4.70        71.85

              Share information
   11,334m    US$0.50 ordinary shares in issue            11,572m
  US$182bn    Market capitalisation                      US$212bn

     GBP9.33    Closing market price per share              GBP9.31
                                                           Over 1      Over 3       Over 5
                                                             year       years        years
              Total shareholder return to 31Dec
                2006 ^^                                     104.6       122.0        148.4
              Benchmarks: FTSE 100                          114.4       153.8        141.1
                          MSCI World                        105.8       139.9        122.4

^ The fourth interim dividend for 2006 of US$0.36 per ordinary share is translated at the closing rate on 31 December 2006 (see note 11 on page 30). Where required, this dividend will be converted into sterling or Hong Kong dollars at the exchange rates on 30 April 2007 (see note 2 on page 17).
Under IFRSs accounting rules, the dividend per share of US$0.76 shown in the accounts is the total of the dividends declared during 2006. This represents the fourth interim dividend for 2005 and the first, second and third interim dividends for 2006. As the fourth interim dividend for 2006 was declared in 2007 it will be reflected in the accounts for 2007.
^^ Total shareholder return ('TSR') is as defined in the Annual Report and Accounts 2006.

 2005                 Year ended 31Dec                                  2006

        Performance ratios (%)

 15.9   Return on average invested capital ^                            14.9

 16.8   Return on average total shareholders' equity                    15.7

 1.06   Post-tax return on average total assets                         1.00

 2.01   Post-tax return on average risk-weighted assets                 1.93

        Efficiency and revenue mix ratios

 51.2   Cost efficiency ratio                                           51.3

        As a percentage of total operating income:

 50.8   - Net interest income                                           49.2

 23.4   - Net fee income                                                24.5

  9.5   - Net trading income                                            11.7


^ Return on invested capital is based on the profit attributable to ordinary shareholders. Average invested capital is measured as average total shareholders' equity after adding back goodwill previously written-off directly to reserves, deducting average equity preference shares issued by HSBC Holdings and deducting/(adding) average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities. This measure reflects capital initially invested and subsequent profit.


Consolidated Income Statement


31Dec05                                                            Year ended 31Dec06
US$m                                                        US$m            GBPm         HK$m

          60,094    Interest income                       75,879        41,202      589,504
         (28,760)   Interest expense                     (41,393)      (22,476)    (321,582)

          31,334    Net interest income                   34,486        18,726      267,922

          17,486    Fee income                            21,080        11,447      163,771
          (3,030)   Fee expense                           (3,898)       (2,117)     (30,284)

          14,456    Net fee income                        17,182         9,330      133,487

                    Trading income excluding net
           3,656      interest income                      5,619         3,052       43,654
                    Net interest income on trading
           2,208     activities                            2,603         1,413       20,223
           5,864    Net trading income                     8,222         4,465       63,877

                    Net income from financial
                      instruments
           1,034      designated at fair value               657           357        5,104
                    Gains less losses from financial
             692      investments                            969           526        7,528
             155    Dividend income                          340           185        2,641
           5,436    Net earned insurance premiums          5,668         3,078       44,035
           2,733    Other operating income                 2,546         1,381       19,780

          61,704    Total operating income                70,070        38,048      544,374
                    Net insurance claims incurred and
                      movement in
          (4,067)     policyholders' liabilities          (4,704)       (2,554)     (36,546)
                    Net operating income before loan
                      impairment charges and other
          57,637      credit risk provisions              65,366        35,494      507,828
                    Loan impairment charges and other
          (7,801)     credit risk provisions             (10,573)       (5,741)     (82,141)

          49,836    Net operating income                  54,793        29,753      425,687
         (16,145)   Employee compensation and benefits   (18,500)      (10,045)    (143,726)
         (11,183)   General and administrative expenses  (12,823)       (6,963)     (99,622)
                    Depreciation and amortisation of
                      property, plant
          (1,632)     and equipment                       (1,514)         (822)     (11,762)
                    Amortisation and impairment of
            (554)     intangible assets                     (716)         (389)      (5,563)
         (29,514)   Total operating expenses             (33,553)      (18,219)    (260,673)

          20,322    Operating profit                      21,240        11,534      165,014

                    Share of profit in associates
             644      and joint ventures                     846           459        6,572

          20,966    Profit before tax                     22,086        11,993      171,586

          (5,093)   Tax expense                           (5,215)       (2,832)     (40,515)

          15,873    Profit for the year                   16,871         9,161      131,071

                    Profit attributable to shareholders
          15,081      of the parent company               15,789         8,573      122,665
                    Profit attributable to
             792      minority interests                   1,082           588        8,406


Consolidated Balance Sheet

     At 31
     Dec05                                                               At 31Dec06
      US$m                                                     US$m        GBPm         HK$m

               ASSETS

    13,712     Cash and balances at central banks            12,732       6,481       99,004
               Items in the course of collection from
    11,300       other banks                                 14,144       7,199      109,984
    12,554     Hong Kong Government certificates
                 of indebtedness                             13,165       6,701      102,371
   232,909     Trading assets                               328,147     167,027    2,551,671
    15,046     Financial assets designated at fair value     20,573      10,472      159,976
    73,928     Derivatives                                  103,702      52,784      806,387
   125,965     Loans and advances to banks                  185,205      94,269    1,440,154
   740,002     Loans and advances to customers              868,133     441,880    6,750,602
   182,342     Financial investments                        204,806     104,246    1,592,571
               Interests in associates and joint
     7,249       ventures                                     8,396       4,274       65,287
    33,200     Goodwill and intangible assets                37,335      19,004      290,317
    15,206     Property, plant and equipment                 16,424       8,360      127,713
    26,596     Other assets                                  33,444      17,022      260,061
    11,961     Prepayments and accrued income                14,552       7,407      113,156

 1,501,970     Total assets                               1,860,758     947,126   14,469,254


     At 31
     Dec05                                                              At 31Dec06
      US$m                                                     US$m        GBPm         HK$m

               LIABILITIES AND EQUITY

               Liabilities
    12,554     Hong Kong currency notes in circulation       13,165       6,701      102,371
    69,727     Deposits by banks                             99,694      50,744      775,221
   739,419     Customer accounts                            896,834     456,489    6,973,781
               Items in the course of transmission to
     7,022       other banks                                 12,625       6,426       98,172
   174,365     Trading liabilities                          226,608     115,343    1,762,104
               Financial liabilities designated at
    61,829       fair value                                  70,211      35,737      545,961
    74,036     Derivatives                                  101,478      51,652      789,093
   188,072     Debt securities in issue                     230,325     117,235    1,791,007
     4,869     Retirement benefit liabilities                 5,555       2,827       43,196
    26,515     Other liabilities                             29,824      15,183      231,910
               Liabilities under insurance contracts
    14,144       issued                                      17,670       8,994      137,402
    12,689     Accruals and deferred income                  16,310       8,302      126,827
     1,966     Provisions                                     2,859       1,455       22,232
    16,537     Subordinated liabilities                      22,672      11,540      176,297

 1,403,744     Total liabilities                          1,745,830     888,628   13,575,574

               Equity
      5,667    Called up share capital                        5,786       2,945       44,992
      6,896    Share premium account                          7,789       3,965       60,567
     23,646    Other reserves                                29,380      14,954      228,459
     56,223    Retained earnings                             65,397      33,287      508,527

     92,432    Total shareholders' equity                   108,352      55,151      842,545
      5,794    Minority interests                             6,576       3,347       51,135

     98,226    Total equity                                 114,928      58,498      893,680

  1,501,970    Total equity and liabilities               1,860,758     947,126   14,469,254


Consolidated Statement of Recognised Income and Expense

      2005                     Year ended 31 December                           2006
      US$m                                                                      US$m

               Available-for-sale investments:
      (400)    - Fair value changes taken to equity                            1,582
               - Fair value changes transferred to income statement on
      (240)      disposal or impairment                                         (644)
               Cash flow hedges:
       (92)    - Fair value changes taken to equity                            1,554
      (106)    - Fair value changes transferred to income statement           (2,198)
               Share of changes in equity of associates and
       161       joint ventures                                                   20
    (4,257)    Exchange differences                                            4,675
      (812)    Actuarial losses on post-employment benefits                      (78)

    (5,746)                                                                    4,911
       437     Net deferred tax on items taken directly to equity                (44)
    15,873     Profit for the year                                            16,871

    10,564     Total recognised income and expense for the year               21,738

               Effect of change in accounting policy:
    (8,824)    IFRSs transition adjustment at 1 January 2005                       -

     1,740                                                                    21,738

               Total recognised income and expense for the
               year attributable to:
     9,912     - Shareholders of the parent company                           20,527
       652     - Minority interests                                            1,211

    10,564                                                                    21,738


 Consolidated Cash Flow Statement

                                                                        Year ended 31Dec
                                                                       2006          2005
                                                                       US$m          US$m

Cash flows from operating activities
Profit before tax                                                    22,086        20,966
Adjustments for:
Non-cash items included in net profit                                14,956        11,404
Change in operating assets                                         (173,269)      (91,753)
Change in operating liabilities                                     237,378        72,212
Elimination of exchange differences                                 (12,114)        2,580
Net gain from investing activities                                   (2,014)         (692)
Share of profits in associates and joint ventures                      (846)         (644)
Dividends received from associates                                       97           114
Contribution paid to defined benefit pension obligations               (547)       (2,547)
Tax paid                                                             (4,946)       (4,619)
Net cash from operating activities                                   80,781         7,021

Cash flows from investing activities
Purchase of financial investments                                  (286,316)     (378,103)
Proceeds from the sale of financial investments                     273,774       368,696
Purchase of property, plant and equipment                            (2,400)       (2,887)
Proceeds from the sale of property, plant and equipment               2,504           620
Purchase of intangible assets                                          (852)         (849)
Net cash outflow from acquisition of and increase
  in stake of subsidiaries                                           (1,185)       (1,662)
Net cash inflow from disposal of subsidiaries                            62           705
Net cash outflow from acquisition of and increase
  in stake of associates                                               (585)       (2,569)
Proceeds from disposal of associates                                    874           422
Net cash used in investing activities                               (14,124)      (15,627)

Cash flows from financing activities
Issue of ordinary share capital                                       1,010           690
Issue of preference shares                                              374         1,298
Net purchases and sales of own shares for
  market-making purposes                                                 46           (55)
Purchases of own shares to meet share awards
  and share option awards                                              (575)         (766)
Own shares released on vesting of share awards
  and exercise of options                                               173           277
Subordinated loan capital issued                                      5,948         2,093
Subordinated loan capital repaid                                       (903)       (1,121)
Dividends paid to the shareholders of the parent company             (5,927)       (5,935)
Dividends paid to minority interests - equity                          (710)         (508)
                                     - non-equity                         -             -
Net cash (used in)/from financing activities                           (564)       (4,027)
Net (decrease)/increase in cash and cash equivalents                 66,093       (12,633)
Cash and cash equivalents at 1 January                              141,307       160,956
Exchange differences in respect of cash and cash equivalents          8,086        (7,016)
Cash and cash equivalents at 31 December                            215,486       141,307


Additional Information

1. Accounting policies

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the International Accounting Standards Board ('IASB') if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2006, there were no unendorsed standards effective for the year ended 31 December 2006 affecting these consolidated and separate financial statements, and there was no difference in application to HSBC between IFRSs endorsed by the EU and IFRSs issued by the IASB.
IFRSs comprise accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ('IFRIC') and its predecessor body.
IFRSs significant accounting policies applicable to the consolidated and the separate financial statements of HSBC Holdings can be found in Notes 1 and 2 of the Annual Report and Accounts.

During 2006, HSBC changed how certain of its geographical segments are managed and their performance assessed. As a result, a new segment, Latin America and the Caribbean ('Latin America'), was formed from the Group's businesses previously reported under South America, and those in Mexico and Panama which had been previously reported as part of the North America geographical segment. All prior period comparative data have been restated to conform to the current year presentation.

On 1 January 2006, HSBC adopted 'Amendments to IAS 39 and IFRS 4 - Financial Guarantee Contracts', 'Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation', and 'Amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions'. The application of these amendments had no significant effect on the consolidated or separate financial statements.

On 1 January 2006, HSBC adopted 'IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies', 'IFRIC 8 Scope of IFRS 2' and 'IFRIC 9 Reassessment of Embedded Derivatives' ahead of their effective dates. The application of these interpretations had no significant effect on the consolidated or separate financial statements.

2. Dividends

On 5 March 2007, the Directors declared a fourth interim dividend for 2006 of US$0.36 per ordinary share, a distribution of US$4,171 million. The dividend will be payable on 10 May 2007 to holders of ordinary shares on the Register at the close of business on 23 March 2007. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11am on 30 April 2007, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 April 2007, and elections will be required to be made by 26 April 2007. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 31 December 2006.

The dividend on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be payable on 10 May 2007 to the holders of record on 23 March 2007. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France on 30 April 2007 or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 22 March 2007 and 28 March 2007.

The dividend on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be payable on 10 May 2007 to holders of record on 23 March 2007. The dividend of US$1.80 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 30 March 2007, and elections must be received by the depositary by 20 April 2007. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

The Company's shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 21 March 2007 and in Paris on 26 March 2007. The ADSs will be quoted ex-dividend in New York on 21 March 2007.

Dividends declared on HSBC Holdings shares during 2006 were as follows:

                                            2006                          2005                       2004
                                                   Settled                       Settled                   Settled
                                      Per               in       Per                  in     Per                in
                                    share   Total    scrip     share      Total    scrip   share     Total   scrip
                                      US$    US$m     US$m       US$       US$m     US$m     US$      US$m    US$m

Dividends declared on
  ordinary shares
Fourth interim dividend in
  respect of previous year          0.310   3,513    1,542     0.270      3,007      431       -         -       -
First interim dividend in
  respect of
  current year                      0.150   1,712      248     0.140      1,563      677   0.130     1,425     747
Second interim dividend in
  respect of current year           0.150   1,724      515     0.140      1,574      311   0.130     1,436     746
Third interim dividend in
  respect of
  current year                      0.150   1,730      223     0.140      1,585      392   0.130     1,444     255
Third interim dividend in
  respect of previous year              -       -        -         -          -        -   0.240     2,627     346

                                    0.760   8,679    2,528     0.690      7,729    1,811   0.630     6,932   2,094


                               Per                                     Per                  Per
                             share    Total                          share      Total     share     Total
                               US$     US$m                            US$       US$m       US$      US$m

Quarterly dividends on preference share capital

March dividend               15.50       22                              -          -         -         -
June dividend                15.50       23                              -          -         -         -
September dividend           15.50       22                              -          -         -         -
December dividend            15.50       23                          14.29         21         -         -

                             62.00       90                          14.29         21         -         -

On 12 February 2007, the Directors declared a dividend of US$15.50 per 6.20 per cent non-cumulative US dollar preference share (Series A dollar preference share), equivalent to a dividend of US$0.3875 per Series A American Depositary
Share, each of which represents one-fortieth of a Series A dollar preference share. The dividend is payable on 15 March 2007 to the holder of record on 1
March 2007.


3. Earnings and dividends per ordinary share
                                                          Year ended
Figures in US$                                     31DEC06         31DEC05

Basic earnings per ordinary share                     1.40            1.36

Diluted earnings per ordinary share                   1.39            1.35

Dividends per ordinary share                          0.76            0.69

Dividend pay out ratio^                                 54%             51%

^ Dividends per ordinary share expressed as a percentage of earnings per share.

Basic earnings per ordinary share was calculated by dividing the earnings of US$15,699 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,210 million shares (2005: earnings of US$15,060 million and 11,038 million shares).

                                                          Year ended
Figures in US$m                                    31DEC06         31DEC05

Profit attributable to shareholders of the
  parent company                                    15,789          15,081
Dividend payable on preference shares classified
  as equity                                            (90)            (21)
Profit attributable to the ordinary shareholders
  of the parent company                             15,699          15,060

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares
(including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares in 2006 of 11,320 million shares (2005: 11,171 million shares).

4. Taxation
                                                         Year ended
Figures in US$m                                   31DEC06          31DEC05

UK corporation tax charge                             650              692
Overseas taxation                                   4,552            3,993
Current taxation                                    5,202            4,685
Deferred taxation                                      13              408
Total charge for taxation                           5,215            5,093

Effective tax rate                                   23.6%            24.3%

HSBC Holdings and its subsidiaries in the United Kingdom provided for UK corporation tax at 30 per cent (2005: 30 per cent). Overseas tax included Hong
Kong profits tax of US$751 million (2005: US$639 million) provided at the rate of 17.5 per cent (2005: 17.5 per cent) on the profits assessable in Hong Kong.
Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

Analysis of overall tax expense
                                                         Year ended
Figures in US$m                                     31DEC06     31DEC05

Taxation at UK corporate tax rate of 30 per cent
  (2005: 30 per cent)                                 6,626       6,290

Impact of overseas profits in principal locations
  taxed at different rates                             (568)       (342)
Tax-free gains                                         (199)       (220)
Adjustments in respect of prior period liabilities     (106)       (187)
Low income housing credits                             (108)       (110)
Other items                                            (177)       (145)
Effect of profits from associates and joint ventures   (253)       (193)
Overall tax charge                                    5,215       5,093

5. Capital resources

                                                 At 31DEC06     At 31DEC05
Capital ratios (%)

Total capital ratio                                    13.5           12.8
Tier 1 capital ratio                                    9.4            9.0

Composition of capital

Figures in US$m

Tier 1:
 Shareholders' funds                                 108,352         92,432
 Minority interests and preference shares              7,413          6,741
 Innovative tier 1 securities                          9,932          9,383
 Less: Goodwill capitalised and intangible assets    (36,489)       (32,821)
       Other regulatory adjustments                   (1,366)        (1,332)
 Total qualifying tier 1 capital                      87,842         74,403

Tier 2:
 Reserves arising from revaluation of property
   and unrealised gains in AFS equities                2,982          1,593
 Collective impairment allowances                     11,077          8,749
 Perpetual subordinated debt                           3,396          3,640
 Term subordinated debt                               30,677         24,519
 Minority and other interests in tier 2 capital          425            425
 Total qualifying tier 2 capital                      48,557         38,926

Unconsolidated investments                            (7,512)        (6,437)
Investments in other banks                            (1,419)        (1,147)
Other deductions                                        (394)          (296)
Total capital                                        127,074        105,449

Total risk-weighted assets                           938,678        827,164

The above figures were computed in accordance with the EU Banking Consolidation
Directive.

6. Notes on cash flow statement

                                                            Year ended
Figures in US$m                                      31DEC06           31DEC05

(a) Non-cash items included in net profit
Depreciation and amortisation and impairment           2,528             2,213
Revaluations on investment property                     (164)             (201)
Loan impairment losses gross of recoveries            11,331             8,295
Provisions for liabilities and charges                   498               327
Impairment of financial investments                       21                 -
Charge for defined benefit pension schemes               664               676
Accretion of discounts and amortisation of premiums     (776)             (446)
Share-based payment expense                              854               540
                                                      14,956            11,404

(b) Change in operating assets
Change in prepayments and accrued income              (2,478)            7,121
Change in net trading securities and net derivatives (13,620)            4,940
Change in loans and advances to banks                (11,505)              307
Change in loans and advances to customers           (132,987)          (80,150)
Change in financial assets designated at fair value   (4,883)          (15,048)
Change in other assets                                (7,796)           (8,923)
                                                    (173,269)          (91,753)

(c) Change in operating liabilities
Change in accruals and deferred income                 3,549            (3,810)
Change in deposits by banks                           28,378           (14,328)
Change in customer accounts                          149,849            46,394
Change in debt securities in issue                    42,253           (19,047)
Change in financial liabilities designated at
  fair value                                           8,382            61,837
Change in other liabilities                            4,967             1,166
                                                     237,378            72,212

(d) Cash and cash equivalents comprise
Cash and balances at central banks                    12,732            13,712
Items in the course of collection from other banks    14,144            11,300
Loans and advances to banks of one month or less     162,998           100,527
Treasury bills, other bills and certificates
  of deposit less than three months                   38,237            22,790
Less: items in the course of transmission to
  other banks                                        (12,625)           (7,022)
Total cash and cash equivalents                      215,486           141,307

7. Loan impairment charges


                                  Half-year ended                        Half-year ended
Figures in US$m             30JUN06       31DEC06         2006    30JUN05        31DEC05       2005
By category:

Loan impairment charge

Individually assessed
  impairment allowances:
  - Net new allowances          253           333          586        245            472        717
  - Recoveries                  (75)          (53)        (128)       (83)          (116)      (199)
                                178           280          458        162            356        518
Collectively assessed
  impairment allowances:
  - Net new allowances        3,986         6,754       10,740      3,264          4,373      7,637
  - Recoveries                 (268)         (383)        (651)      (139)          (156)      (295)
                              3,718         6,371       10,089      3,125          4,217      7,342

Total charge for
  impairment losses           3,896         6,651       10,547      3,287          4,573      7,860
Customers                     3,896         6,654       10,550      3,291          4,576      7,867
Banks                             -            (3)          (3)        (4)            (3)        (7)

8. Analysis of net fee income

                              Half-year ended                         Half-year ended
Figures in US$m        30JUN06        31DEC06        2006      30JUN05        31DEC05        2005

Account services         1,688          1,945       3,633        1,522          1,610       3,132
Credit facilities          462            460         922          504            376         880
Remittances                223            249         472          193            203         396
Cards                    2,642          3,066       5,708        2,085          2,614       4,699
Imports/Exports            383            397         780          357            365         722
Underwriting               150            136         286          147            127         274
Insurance                  533            484       1,017          558            524       1,082
Mortgage servicing          47             50          97           37             39          76
Trust income               113            135         248          108             91         199
Broking income             728            626       1,354          529            575       1,104
Global custody             423            374         797          310            346         656
Maintenance income on
  operating leases          59             63         122           99             81         180
Funds under management   1,571          1,147       2,718          874            957       1,831
Unit trusts                265            255         520          223            165         388
Corporate finance           95            160         255          124             87         211
Other                    1,059          1,092       2,151          888            768       1,656
Total fee income        10,441         10,639      21,080        8,558          8,928      17,486
Less: fees expense      (2,061)        (1,837)     (3,898)      (1,514)        (1,516)     (3,030)
Net fee income           8,380          8,802      17,182        7,044          7,412      14,456

9. Geographical distribution of results

HSBC European Operations

                             Half-year ended                        Half-year ended
Figures in US$m        30JUN06       31DEC06         2006     30JUN05       31DEC05         2005
Interest income         11,765        13,484       25,249      10,458        10,565       21,023
Interest expense        (7,671)       (9,289)     (16,960)     (6,402)       (6,400)     (12,802)
Net interest income      4,094         4,195        8,289       4,056         4,165        8,221
Fee income               4,874         4,709        9,583       4,141         3,940        8,081
Fee expense             (1,361)       (1,114)      (2,475)       (982)         (800)      (1,782)
Net fee income           3,513         3,595        7,108       3,159         3,140        6,299
Net trading income       2,187         2,342        4,529       1,385         1,651        3,036
Net income from finan-
  cial instruments
  designated at
  fair value               129            15          144         224           138          362
Gains less losses from
  financial investments    266           358          624         209           230          439
Dividend income            121            62          183          42            21           63
Net earned insurance
  premiums                 668           630        1,298         870           729        1,599
Other operating income     633           795        1,428         731           872        1,603
Total operating income  11,611        11,992       23,603      10,676        10,946       21,622
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities             (287)         (244)        (531)       (502)         (316)        (818)
Net operating income
  before loan impairment
  charges and other
  credit risk
  provisions            11,324        11,748       23,072      10,174        10,630       20,804
Loan impairment
  charges and other
  credit risk
  provisions              (935)       (1,220)      (2,155)       (933)         (996)      (1,929)
Net operating income    10,389        10,528       20,917       9,241         9,634       18,875
Total operating
  expenses              (6,723)       (7,148)     (13,871)     (6,364)       (6,275)     (12,639)
Operating profit         3,666         3,380        7,046       2,877         3,359        6,236
Share of profit in
  associates and joint
  ventures                 (66)           (6)         (72)          9           111          120
Profit before tax        3,600         3,374        6,974       2,886         3,470        6,356

HSBC Hong Kong Operations

                               Half-year ended                       Half-year ended
Figures in US$m        30JUN06         31DEC06        2006     30JUN05       31DEC05        2005
Interest income          5,207           5,890      11,097       3,168         4,251       7,419
Interest expense        (3,049)         (3,363)     (6,412)     (1,149)       (2,206)     (3,355)
Net interest income      2,158           2,527       4,685       2,019         2,045       4,064
Fee income               1,197           1,251       2,448         976           991       1,967
Fee expense               (197)           (195)       (392)       (134)         (159)       (293)
Net fee income           1,000           1,056       2,056         842           832       1,674
Net trading income         306             311         617         380           166         546
Net income from finan-
  cial instruments
  designated at
  fair value                 6             254         260         (21)           15          (6)
Gains less losses from
  financial investments    122              40         162          65            43         108
Dividend income             59               2          61          29            12          41
Net earned insurance
  premiums               1,317           1,311       2,628         866         1,468       2,334
Other operating income     443             391         834         423           382         805
Total operating income   5,411           5,892      11,303       4,603         4,963       9,566
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities           (1,193)         (1,506)     (2,699)       (751)       (1,308)     (2,059)
Net operating income
  before loan impairment
  charges and other
  credit risk provisions 4,218           4,386       8,604       3,852         3,655       7,507
Loan impairment charges
  and other credit risk
  provisions               (70)           (102)       (172)        (56)          (90)       (146)
Net operating income     4,148           4,284       8,432       3,796         3,565       7,361
Total operating
  expenses              (1,504)         (1,765)     (3,269)     (1,381)       (1,486)     (2,867)
Operating profit         2,644           2,519       5,163       2,415         2,079       4,494
Share of profit in
  associates and
  joint ventures            10               9          19           4            19          23
Profit before tax        2,654           2,528       5,182       2,419         2,098       4,517


HSBC Rest of Asia-Pacific Operations
                     Half-year ended                          Half-year ended
Figures in
  US$m         30Jun06       31Dec06         2006       30Jun05       31Dec05         2005
Interest
  income         3,548         4,145        7,693         2,669         3,004        5,673
Interest
  expense       (2,069)       (2,577)      (4,646)       (1,512)       (1,749)      (3,261)
Net interest
  income         1,479         1,568        3,047         1,157         1,255        2,412
Fee income         949           963        1,912           763           856        1,619
Fee expense       (164)         (126)        (290)         (131)         (148)        (279)
Net fee income     785           837        1,622           632           708        1,340
Net trading
  income           551           630        1,181           387           473          860
Net income from
  financial
  instruments
  designated at
  fair value        (5)           84           79            14            44           58
Gains less losses
  from financial
  investments       27            14           41             2            16           18
Dividend income      -             5            5             4             1            5
Net earned
  insurance
  premiums          89            85          174            29           126          155
Other operating
  income           288           477          765           131           204          335
Total operating
  income         3,214         3,700        6,914         2,356         2,827        5,183
Net insurance
  claims
  incurred and
  movement in
  policyholders'
  liabilities      (63)         (129)        (192)          (37)         (129)        (166)
Net operating
  income before
  loan impairment
  charges and
  other credit
  risk
  provisions     3,151         3,571        6,722         2,319         2,698        5,017
Loan
impairment
charges and
other credit
risk
provisions        (271)         (241)        (512)          (23)         (111)        (134)
Net operating
  income         2,880         3,330        6,210         2,296         2,587        4,883
Total operating
  expenses      (1,609)       (1,939)      (3,548)       (1,264)       (1,498)      (2,762)
Operating
  profit         1,271         1,391        2,662         1,032         1,089        2,121
Share of profit
  in associates
  and joint
  ventures         386           479          865           248           205          453
Profit before
  tax            1,657         1,870        3,527         1,280         1,294        2,574

HSBC North American Operations
                     Half-year ended                           Half-year ended
Figures in
  US$m         30Jun06       31Dec06          2006       30Jun05       31Dec05         2005
Interest
  income        13,514        14,445        27,959        10,886        11,303       22,189
Interest
  expense       (6,518)       (7,173)      (13,691)       (4,315)       (4,579)      (8,894)
Net interest
  income         6,996         7,272        14,268         6,571         6,724       13,295
Fee income       2,702         2,909         5,611         2,149         2,456        4,605
Fee expense       (390)         (455)         (845)         (300)         (353)        (653)
Net fee income   2,312         2,454         4,766         1,849         2,103        3,952
Net trading
  income           959           399         1,358           450           435          885
Net income from
  financial
  instruments
  designated at
  fair value        24           (87)          (63)          284           150          434
Gains less losses
  from financial
  investments       40            18            58            39             8           47
Dividend income     39            46            85            18            23           41
Net earned
  insurance
  premiums         238           254           492           228           249          477
Other operating
  income           364           558           922           220           422          642
Total operating
  income        10,972        10,914        21,886         9,659        10,114       19,773
Net insurance
  claims
  incurred and
  movement in
  policyholders'
  liabilities     (117)         (142)         (259)         (120)         (112)        (232)
Net operating
  income before
  loan impairment
  charges and
  other credit
  risk
  provisions    10,855        10,772        21,627         9,539        10,002       19,541
Loan impairment
  charges and
  other credit
  risk
  provisions    (2,172)       (4,624)       (6,796)       (2,030)       (2,886)      (4,916)
Net operating
  income         8,683         6,148        14,831         7,509         7,116       14,625
Total operating
  expenses      (4,973)       (5,220)      (10,193)       (4,288)       (4,470)      (8,758)
Operating
  profit         3,710           928         4,638         3,221         2,646        5,867
Share of profit
  in associates
  and joint
  ventures          31            (1)           30            46             2           48
Profit before
  tax            3,741           927         4,668         3,267         2,648        5,915

HSBC Latin America Operations
                      Half-year ended                          Half-year ended
Figures in
  US$m          30Jun06       31Dec06         2006       30Jun05       31Dec05         2005
Interest income   3,497         3,792        7,289         3,498         2,635        6,133
Interest expense (1,493)       (1,599)      (3,092)       (1,984)         (807)      (2,791)
Net interest
  income          2,004         2,193        4,197         1,514         1,828        3,342
Fee income          933         1,042        1,975           684           797        1,481
Fee expense        (163)         (182)        (345)         (122)         (168)        (290)
Net fee income      770           860        1,630           562           629        1,191
Net trading income  258           279          537           289           248          537
Net income from
  financial
  instruments
  designated at
  fair value        106           131          237            46           140          186
Gains less losses
  from financial
  investments        38            46           84            39            41           80
Dividend income       3             3            6             2             3            5
Net earned
  insurance
  premiums          522           554        1,076           403           468          871
Other operating
  income             41            50           91            58           228          286
Total operating
  income          3,742         4,116        7,858         2,913         3,585        6,498
Net insurance
  claims incurred
  and movement in
  policyholders'
  liabilities      (489)         (534)      (1,023)         (350)         (442)        (792)
 Net operating
  income before
  loan
  impairment
  charges and
  other credit
  risk
  provisions      3,253         3,582        6,835         2,563         3,143        5,706
Loan impairment
  charges and
  other credit
  risk
  provisions       (442)         (496)        (938)         (235)         (441)        (676)
Net operating
  income          2,811         3,086        5,897         2,328         2,702        5,030
Total operating
  expenses       (1,946)       (2,220)      (4,166)       (1,540)       (1,886)      (3,426)
Operating profit    865           866        1,731           788           816        1,604
Share of profit in
  associates and
  joint ventures      -             4            4             -             -            -
Profit before tax   865           870        1,735           788           816        1,604

10. Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day on Friday 23 March 2007. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 22 March 2007 in order to receive the fourth interim dividend for 2006, which will be payable on Thursday 10 May 2007. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 23 March 2007 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 23 March 2007 in order to receive the dividend.

Transfers of American Depositary Shares should be lodged with the depositary by 12 noon on Friday 23 March 2007 in order to receive the dividend.

11. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

Year end                       31Dec06                   31Dec05

Closing:    HK$/US$              7.776                     7.754
            GBP/US$              0.509                     0.581

Average:    HK$/US$              7.769                     7.778
            GBP/US$              0.543                     0.550

12. Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is regarded as material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so.

13. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither the Company nor any subsidiaries has bought, sold or redeemed any securities of the Company during the year ended 31 December 2006.

14. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the Act). The statutory accounts for the year ended 31 December 2006 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 237(2) or (3) of the Act.

15. Forward-looking statements

This news release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

16. Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings plc has complied throughout 2006 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council ('the Combined Code'), save for code provision A.2.2 as the Group Chairman did not on appointment meet the Combined Code's independence criteria. On 26 May 2006 S K Green, who had previously served as Group Chief Executive, became Group Chairman. In accordance with the provisions of the Combined Code in the circumstance where a Chief Executive becomes Chairman, the Board consulted major shareholders in advance of the appointment. Sir Brian Moffat, the senior independent non-executive Director and the Chairman of the Nomination Committee, wrote to all shareholders to explain the Board's decision and the reasons for the appointment.

HSBC Holdings plc has complied throughout 2006 with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that The Stock Exchange of Hong Kong has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout 2006.

The Directors of HSBC Holdings plc are:
Baroness Dunn^, Sir Brian Moffat^^, S K Green, Lord Butler^^, R K F Ch'ien^^, J D Coombe^^, R A Fairhead^^, D J Flint, W K L Fung^^, M F Geoghegan, S Hintze^^, J W J Hughes-Hallett^^, Sir Mark Moody-Stuart^^, G Morgan^^, S W Newton^^, S M Robertson^^, H Sohmen^, and Sir Brian Williamson^^.

^ Non-executive Director
^^ Independent non-executive Director

The Group Audit Committee has reviewed the annual results for 2006.

17. Annual Review and Annual Report and Accounts

The Annual Review 2006 and/or Annual Report and Accounts 2006 will be mailed to shareholders on or about Tuesday 3 April 2007. Copies may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; Employee Communications, HSBC - North America, 2700 Sanders Road, Prospect Heights, Illinois, 60070, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France; or from the HSBC Group website - www.hsbc.com.

Chinese translations of the Annual Review and Annual Report and Accounts may be obtained on request from Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong.

A French translation of the Annual Review may be obtained on request from HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France.

The Annual Report and Accounts will be filed with the United States Securities and Exchange Commission.

The Annual Report and Accounts will be available on the Stock Exchange of Hong Kong's website - www.hkex.com.hk.

Custodians or nominees that wish to distribute copies of the Annual Review and/ or Annual Report and Accounts to their clients may request copies for collection by writing to Group Communications at the address given above. Custodians and nominees will need to request copies of the Annual Review 2006 and/or Annual Report and Accounts 2006 no later than 12 March 2007.

18. Annual General Meeting

The Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 25 May 2007 at 11 am.

Notice of the meeting will be mailed to shareholders on or about Tuesday 3 April 2007.

19. Interim results for 2007

The interim results for the six months to 30 June 2007 will be announced on Monday 30 July 2007.

20. Proposed dividends for 2007

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2007 will be US$0.17 per ordinary share. The proposed timetables for the dividends on the ordinary shares in respect of 2007 are:

                            Interim dividends on the ordinary shares for 2007
                              First         Second         Third        Fourth

Announcement                30Apr07        30Jul07       05Nov07       03Mar08

ADSs quoted ex-dividend in
New York                    16May07        15Aug07       20Nov07       19Mar08

Shares quoted ex-dividend
  in London, Hong Kong and
  Bermuda                   16May07        15Aug07       21Nov07       19Mar08

Record date and closure of
  Hong Kong Overseas Branch
  Register of shareholders
  for one day               18May07        17Aug07       23Nov07       25Mar08

Shares quoted ex-dividend
  in Paris                  21May07        20Aug07       26Nov07       26Mar08

Payment date                05Jul07        04Oct07       16Jan08       07May08

21. News release

Copies of this news release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; HSBC France, Direction de la Communication, 103 avenue des Champs Elysees, 75419 Paris Cedex 08, France. The news release will also be available on the HSBC Group website - www.hsbc.com.

22. For further information contact:

London                              Hong Kong
Richard Beck                        David Hall
Group Communications Director       Head of Group Public Affairs (Asia)
Telephone: +44 (0)20 7991 0633      Telephone: +852 2822 1133

Danielle Neben                      Gareth Hewett
Manager Investor Relations          Senior External Relations Manager
Telephone: +44 (0)20 7992 1938      Telephone: +852 2822 4929

Chicago                             Paris
Lisa Sodeika                        Chantal Nedjib
Executive Vice President,           Managing Director, Corporate Communications
Corporate Affairs                          Telephone: +33 1 40 70 7729
Telephone: +1 847 564 6394

Linda Recupero                      Gilberte Lombard
Executive Vice President,           Investor Relations Director
Group Public Affairs                Telephone: +33 1 40 70 2257
Telephone: +1 212 525 3800








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 March 2007